DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF JUNE 28, 2011

July 22, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0404

Re:    DISH Network Corporation (“DISH Network” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-26176

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated June 28, 2011, regarding the above-referenced document. To facilitate your review, we have included in this letter each caption and numbered comment in bold text and have provided the Company's response immediately following the numbered comment.

Form 10-K for the Year Ended December 31, 2010

Risk Factors, page 16

1.
In your future filings, please delete the second sentence in the introductory paragraph to this section or affirmatively disclose that all material risks are described in this section. If risks are unknown or not deemed material, you should not reference them.

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Response:

In response to the staff's comment, in future DISH Network and subsidiary filings, as applicable, we will delete the second sentence in the introductory paragraph to the Risk Factor section. Further, in the Form S-4 filed by DISH DBS Corporation on July 1, 2011, we did not include the second sentence in the introductory paragraph to the Risk Factor section.

We rely on one or limited number of vendors…, page 23

1.
We note your disclosure that you “have historically relied on a single source for certain items.” In your future filings, to the extent material, please identify these items and disclose whether you believe you would be able to access alternative supplies if your current source was unavailable.

Response:

In response to the staff's comment, in future DISH Network and subsidiary filings, as applicable, we will revise the specified risk factor for further clarity and will disclose information with regard to alternative supplies if our current source(s) become unavailable. Below is our proposed disclosure:

We rely on one or a limited number of vendors, and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

Historically, we have contracted with a single vendor or a limited number of vendors to provide certain key products or services to us such as information technology support, billing systems, and security access devices. ~~In addition, we have historically relied on a single source for certain items.~~  If these vendors are unable to meet our needs because they fail to perform adequately, are no longer in business, are experiencing shortages or discontinue a certain product or service we need, our business, financial position and results of operations may be adversely affected. While alternative sources for these products and services exist, we may not be able to develop these alternative sources ~~our inability to develop alternative sources~~ quickly and ~~on a~~ cost-effectively ~~basis~~ which could materially impair our ability to timely deliver our products to our subscribers or operate our business. Furthermore, our vendors may request changes in pricing, payment terms or other contractual obligations between the parties, which could cause us to make substantial additional investments.

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Programming Contracts, page 62

2.
We note that you do not include the costs of your programming commitments in your contractual obligations table. We also note that your ongoing payment obligations are fully contingent on the number of subscribers who receive the content. However, in light of the significance of these commitments and your belief that they will continue to increase, we believe that in your future filings you should disclose the aggregate amount of these payments for your last three fiscal years.

Response:

In response to the staff's comment, we propose adding clarifying language to the “Explanation of Key Metrics and Other Items” section of our future filings as follows:

Subscriber-related expenses. “Subscriber-related expenses” principally include programming expenses, which represent a substantial majority of these expenses. “Subscriber-related expenses” also include costs incurred in connection with our in-home service and call center operations, billing costs, refurbishment and repair costs related to receiver systems, subscriber retention and other variable subscriber expenses.

The satellite and subscription television industry is extremely competitive. Disclosure of our aggregate, historical programming payments would put us at a distinct disadvantage because competing companies will be able to ascertain pricing mechanisms and other strategic information such as certain negotiated provisions in our agreements relating to broadcast services. Our primary satellite TV competitor does not publicly disclose this information. Such disclosure by us will enable our competitors to use this information to our competitive disadvantage and may have an adverse affect on our ability to negotiate effectively with broadcast programming providers.

Liquidity and Capital Resources, page 57

3.
We note that you had $6.515 billion of total debt outstanding as of December 31, 2010. In light of your significant outstanding debt, we believe you should provide additional disclosures regarding your outstanding debt obligations in your future filings. Specifically, we believe you should disclose the material restrictive and financial covenants under all of your outstanding indentures. Also, disclose whether you are in compliance with such covenants.

Response:

In response to the staff's comment, in future DISH Network and subsidiary filings, we will include in “Liquidity and Capital Resources” the following proposed disclosure:

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Covenants and Restrictions

The indentures related to our outstanding senior notes contain restrictive covenants that, among other things, impose limitations on the ability of DISH DBS Corporation and its restricted subsidiaries to (i) incur additional indebtedness, (ii) enter into sale and leaseback transactions; (iii) pay dividends or make distributions on DISH DBS capital stock or repurchase DISH DBS capital stock; (iv) make certain investments; (v) create liens, (vi) enter into certain transactions with affiliates, (vii) merge or consolidate with another company, and (viii) transfer or sell assets. Should we fail to comply with these covenants, all or a portion of its borrowings under the senior notes could become immediately payable. The senior notes also provide that the borrowings may be required to be prepaid if certain change-in-control events occur. As of the date of filing, DISH DBS was in compliance with all such covenants.

Notes to the Consolidated Financial Statements

14. Commitments and Contingencies, page F-42

4.
We note that you are involved in a number of cases related to patent infringement and legal matters where the extent of your exposure to future losses is not clear. For example, it is not clear if you are subject to any exposure in the class actions lawsuit filed by Katz Communications, Northpoint Technology, Personalized Media Communications, Technology Development Licensing and Voom, among others. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

5.
For all of the loss contingencies discussed in this note, if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, in your response please provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response:

Pursuant to ASC 450, we regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or a reasonable possibility and determine if accruals are appropriate under ASC 450-20-25-2. We further evaluate each

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

legal proceeding to assess whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, if accruals are not appropriate. These assessments often involve a series of complex judgments about future events. On at least a quarterly basis, management meets to evaluate current litigation. During these meetings, discussions regarding new and existing proceedings focus on, but are not limited to, (i) the stage of each proceeding; (ii) any damages sought; (iii) whether the damages are unsupported and/or exaggerated; (iv) whether there is uncertainty as to the outcome of pending appeals or motions; (v) whether there are significant factual issues to be resolved; and/or (vi) whether the matters involve novel legal issues, unsettled legal theories or a large number of parties (as with many patent-related cases). As a result of these meetings, management concludes (i) whether accruals are required under ASC 450-20-25-2, (ii) whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, if accruals are not appropriate, or (iii) if an estimate cannot be made.

We believe our current disclosures (“We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.”) comply fully with the criteria and guidance in ASC 450. However, in response to the staff's comment, in future DISH Network and subsidiary filings, we propose including the following introductory disclosure in our litigation sections:

We are involved in a number of legal proceedings (including those described below) concerning matters arising in connection with the conduct of our business activities. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. We regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate.

For certain cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties (as with many patent-related cases). For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (303) 723-1285. I can also be reached by fax at (720) 514-5957.

Sincerely,

/s/ Robert E. Olson
Robert E. Olson
Executive Vice President and Chief Financial Officer

cc:    Ivette Leon, SEC
Sharon Virga, SEC
Brandon Hill, SEC
John Zitko, SEC

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299